UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 13, 2026

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 13 July 2026 entitled ‘2026 AGM: Withdrawal of Resolution 7’.

13 JULY 2026

Vodafone Group Plc 2026 Annual General Meeting: Withdrawal of Resolution 7

In line with the announcement by Vodafone Group Plc (the "Company" or "Vodafone") on 10 July 2026 regarding the resignation of Hatem Dowidar from the Board of Directors of the Company with immediate effect, Vodafone confirms that Resolution 7 (to re-elect Hatem Dowidar as a Director) of the Notice of the 2026 Annual General Meeting (the "Notice") is hereby withdrawn. Any votes already cast in relation to Resolution 7 will not apply.

The withdrawal of Resolution 7 does not affect the validity of the Notice, the proxy form or any votes cast in respect of the remaining resolutions in the Notice. The numbering and form of all other resolutions in the Notice remains unchanged.

- ends -

For more information, please contact:
Investor Relations:	vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone Group
everyone.connected

Vodafone is a leading European and African telecoms company.

We serve around 370 million mobile and broadband customers, operating networks in 17 countries with investments in a further three and partners in over 40 more. We have capacity on more than 70 subsea cable systems - the backbone of the internet - and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 240 million IoT connections globally, and we provide financial services to around 103 million customers across seven African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone's mission is to keep everyone connected.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: July 13, 2026	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary